SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

                      SCHEDULE 13D/A

                            Under the Securities Exchange Act of 1934 (Amendment No. 4)*

CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.

                      (Name of Issuer)

Class A Common Stock, par value $0.08 per share

                       (Title of Class of Securities)

G20045202

                       (CUSIP Number)

Paul T. Cappuccio, Esq.
Executive Vice President and General Counsel
Time Warner Inc.
One Time Warner Center
New York, New York 10019
(212) 484-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 30, 2012

(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G20045202	Page 2 of 15 Pages
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Time Warner Inc. 13-4099534
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 25,238,300 (See Item 5)*
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 25,238,300 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 25,238,300 (See Item 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.1% (See Item 5)
14	TYPE OF REPORTING PERSON CO
    ______________________

    *  Consists of shares subject to a voting agreement, beneficial ownership of which is disclaimed.  See Item 5.

SCHEDULE 13D

CUSIP No. G20045202	Page 3 of 15 Pages
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TW Media Holdings LLC 61-1593422
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 25,238,300 (See Item 5)*
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 25,238,300 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,238,300 (See Item 5)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.1% (See Item 5)
14	TYPE OF REPORTING PERSON OO (See Item 2)
   ______________________

*  Consists of shares subject to a voting agreement, beneficial ownership of which is disclaimed.  See Item 5.

SCHEDULE 13D

CUSIP No. G20045202	Page 4 of 15 Pages
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Time Warner Media Holdings B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 25,238,300 (See Item 5)*
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 25,238,300 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,238,300 (See Item 5)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.1% (See Item 5)
14	TYPE OF REPORTING PERSON OO (See Item 2)

Item 1. Security and Issuer

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends the Schedule 13D originally filed on April 1, 2009 (the “Original 13D”), as previously amended on May 21, 2009 by Amendment No. 1 to Schedule 13D, on December 8, 2009 by Amendment No. 2 to Schedule 13D, and on March 4, 2011 by Amendment No. 3 to Schedule 13D (the Original 13D as so amended, the “Schedule 13D”), filed by Time Warner Inc., a Delaware corporation (“Time Warner”), TW Media Holdings LLC, a Delaware limited liability company and direct, wholly-owned subsidiary of Time Warner (“TW Media”), and Time Warner Media Holdings B.V., a besloten vennootschap met beperkte aansprakelijkheid or a private limited company organized under the laws of the Netherlands, and direct, wholly-owned subsidiary of TW Media (“TW Holdings B.V.” and, together with Time Warner and TW Media, the “Reporting Persons”).  This Amendment No. 4 relates to the Class A Common Stock, par value $0.08 per share (the “Class A Common Stock”), of Central European Media Enterprises Ltd., a Bermuda company (the “Issuer”) with its principal executive offices at 85 Tottenham Court Road, London W1T 4TQ, United Kingdom.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Except as specifically amended by this Amendment No. 4, items in the Schedule 13D remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by inserting the following paragraphs at the end thereof.

On April 30, 2012 (the “2012 Signing Date”), TW Holdings B.V. entered into a Subscription and Equity Commitment Agreement (the “2012 Subscription Agreement”), dated as of the 2012 Signing Date, with the Issuer, pursuant to which TW Holdings B.V. agreed to purchase a number of shares of Class A Common Stock such that at the closing of the subscription transaction contemplated by the 2012 Subscription Agreement, after giving effect to the 2,000,000 shares of Class A Common Stock to be issued to RSL Capital LLC, TW Holdings B.V. would own 40% of the outstanding Class A Common Stock on a diluted basis (after giving effect to the conversion of the outstanding Class B Common Stock into Class A Common Stock and excluding shares of Class A Common Stock into which outstanding 2013 Notes (as defined below) and 5.0% Senior Convertible Notes due 2015 (the “2015 Notes”) are convertible), such amount to be at least 9.5 million shares of Class A Common Stock (the “2012 Subscription Shares”), at a purchase price of $7.51 per share.  To the extent the TW Loans (as defined below) are made prior to the closing of the sale of the 2012 Subscription Shares, the payment of the purchase price thereof may be satisfied by cancellation of all or a portion of any outstanding TW Loans.

On April 30, 2012, the Issuer announced a tender offer (the “2013 Notes Offer”) for up to $129,700,000 aggregate principal amount of its outstanding 3.50% Senior Convertible Notes due 2013 (the “2013 Notes”) for which the Issuer has filed with the Commission a Tender Offer Statement on Schedule TO pursuant to Rule 13e-4 under the Act.  Concurrently with the announcement of the 2013 Notes Offer, the Issuer announced a tender offer (together with the 2013 Notes Offer, the “Tender Offers”) for up to the Euro equivalent of $170 million (or such lesser or greater amount as finally determined by the Issuer) aggregate principal amount of its Senior Floating Rate Notes due 2014 (“2014 Notes”) and its 11.625% Senior Notes due 2016 (“2016 Notes”).

On April 30, 2012, the Issuer and Time Warner entered into a Term Loan Facilities Credit Agreement (the “TW Credit Facility”) pursuant to which Time Warner agreed to loan up to $300 million to the Issuer in three tranches (the “TW Loans”), with the amounts the Issuer can draw upon for each tranche corresponding to the amount of 2013 Notes, 2014 Notes or 2016 Notes, as applicable, validly tendered and accepted for purchase by the Issuer in the Tender Offers.  Amounts received by the Issuer (i) under the 2012 Subscription Agreement, (ii) from TW Holdings B.V.’s purchase of Class A Common Stock in connection with the exercise of pre-emptive rights to maintain its 40% ownership interest in the Issuer on a diluted basis (excluding shares of Class A Common Stock into which outstanding 2013 Notes and 2015 Notes are convertible) effected on or prior to the closing of the Tender Offers and (iii) as proceeds from the issuance of 2,000,000 shares of Class A Common Stock to RSL Capital LLC, will reduce the amount of the TW Loans available to the Issuer under the TW Credit Facility to pay for notes validly tendered and accepted for purchase in the Tender Offers.

For the first 180 days after the applicable TW Loan disbursement date: (i) the 2013 Notes tranche will bear the same interest rate (3.5% per annum) and have the same maturity as the 2013 Notes; (ii) the 2014 Notes tranche will bear the same interest rate (six month EURIBOR plus 1.625% per annum) and have the same maturity as the 2014 Notes; and (iii) the 2016 Notes tranche will bear the same interest rate (11.625% per annum) and have the same maturity as the 2016 Notes.  During this period, if the Issuer makes any equity offerings and does not use the net cash proceeds to repay the TW Loans, the interest payable under the TW Loans will increase to 15% for the 2013 Notes tranche, 20% for the 2014 Notes tranche and 20% for the 2016 Notes tranche.

180 days after the applicable TW Loan disbursement date: (i) the interest rate on the 2013 Notes tranche will be 9% per annum for so long as the amount of the TW Loans outstanding is equal to or less than $50 million and 15% per annum for so long as the amount of the TW Loans outstanding is in excess of $50 million; (ii) the interest rate on the 2014 Notes tranche will be 12% per annum for so long as the amount of the TW Loans outstanding is equal to or less than $50 million and 20% per annum for so long as the amount of the TW Loans outstanding is in excess of $50 million; and (iii) the interest rate on the 2016 Notes tranche will be 15% per annum for so long as the amount of the TW Loans outstanding is equal to or less than $50 million and 20% per annum if the amount of the TW Loans outstanding is in excess of $50 million.

The Issuer will have the right to prepay the TW Loans without penalty at any time in whole or in part.  Such prepayments shall be applied first against the 2016 Notes tranche, then the 2014 Notes tranche and then the 2013 Notes tranche.

Under the 2012 Subscription Agreement, for 8 business days after the 180th day following the initial TW Loan disbursement date, to the extent any TW Loans remain outstanding at such time, (i) TW Holdings B.V. may require the Issuer to issue and sell to TW Holdings B.V. (the “TW Option”), and (ii) the Issuer may require TW Holdings B.V. to purchase (the “Issuer Option”), a number of shares of Class A Common Stock equal to the number calculated by dividing the outstanding principal and accrued and unpaid interest on the outstanding TW Loans by $7.51.  The purchase price therefor would be satisfied by the cancellation of the outstanding TW Loans.  Pursuant to the Issuer Option, prior to the 180th day following the initial TW Loan disbursement, the Issuer may require TW Holdings B.V. to accept shares of Class A Common Stock at a purchase price of $7.51 per share as payment of outstanding principal and accrued interest on the TW Loans to the extent such payment would satisfy all of the outstanding principal and accrued interest on the TW Loans.

Under the 2012 Subscription Agreement, no issuances of shares of Class A Common Stock to TW Holdings B.V. pursuant to either the TW Option or the Issuer Option shall be made if they would either (i) cause Time Warner to beneficially own directly or indirectly more than 49.9% of the outstanding voting securities of the Issuer (the “Standstill Cap”) or (ii) cause any “group” (as defined in Section 13d-3 of the Act) that includes TW Holdings B.V. and any of its affiliates to become the beneficial owner of more than 49.9% of the outstanding Class A Common Stock (the “Group Cap”).  In the event such an issuance would cause any such group to exceed the Group Cap, the Issuer will issue to TW Holdings B.V., subject to the Standstill Cap, a single share of Series A Convertible Preferred Stock that would be automatically converted, on the date that is 61 days after the date the Group Cap would no longer apply, into Class A Common Stock for the remaining number of shares of Class A Common Stock that TW Holdings B.V. would have been issued but for the Group Cap.

The closing of the transactions contemplated by the 2012 Subscription Agreement is subject to customary closing conditions and the approval by the shareholders of the Issuer of (i) an increase in the number of shares of Class A Common Stock which the Issuer is authorized to issue to 200,000,000 shares of Class A Common Stock and (ii) the issuance and sale of the shares of Class A Common Stock to TW Holdings B.V. contemplated by the 2012 Subscription Agreement.  Ronald S. Lauder and certain of his affiliates have delivered irrevocable proxies in respect of all of the Issuer’s capital stock beneficially owned by Mr. Lauder, Time Warner and their respective affiliates, which account for 70.3% of the voting power of the Issuer, to vote for these proposals.

On the 2012 Signing Date, the Issuer and TW Holdings B.V. entered into a Letter Agreement (the “Letter Agreement”) pursuant to which TW Holdings B.V. has agreed to exercise its preemptive rights under the Investor Rights Agreement (as defined in the Schedule 13D), to the extent TW Loans are outstanding, in connection with issuances by the Issuer of Class A Common Stock (i) in privately negotiated debt for equity exchanges and (ii) in public or private offerings for cash, by cancelling amounts owed by the Issuer under the TW Loans.  If the TW Loans have been repaid in full, or if no TW Loans are outstanding, TW Holdings B.V. may exercise its preemptive right by paying cash.  In certain circumstances, these preemptive rights may be exercised for the lesser of the effective price offered in such exchange transaction or equity offering and $7.51 per share.

The foregoing descriptions of the 2012 Subscription Agreement, the Letter Agreement and the TW Credit Facility do not purport to be complete and are qualified in their entirety by reference to the 2012 Subscription Agreement, the Letter Agreement and the TW Credit Facility, which are attached hereto as Exhibits 99.15, 99.16 and 99.17, respectively, and are incorporated by reference into this Item 3.

It is expected that the funds to be used to purchase the 2012 Subscription Shares and to make the TW Loans will be contributed from the working capital of Time Warner.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by inserting the following paragraphs at the end thereof and to include the description of (i) the Amendment to the Investor Rights Agreement (as defined below) in Item 6 of this Amendment No. 4 and (ii) the 2012 Subscription Agreement in Item 3 of this Amendment No. 4.

The purpose of the transactions described in Item 3 of Amendment No. 4 was to acquire additional equity of the Issuer and to enable the Issuer to pursue its strategy of reducing existing indebtedness on terms favorable to the Issuer, including through the Tender Offers.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

(a)  As of the close of business on April 30, 2012, the Reporting Persons beneficially owned (i) 17,622,364 shares of Class A Common Stock and (ii) 4,500,000 shares of Class B Common Stock, representing approximately 34.3% of the outstanding shares of CME Common Stock.  As of the close of business on April 30, 2012 and by virtue of the Investor Rights Agreement, the Reporting Persons may be deemed to beneficially own (x) 3,016,936 shares of Class B Common Stock and (y) 30,000 shares of Class A Common Stock and 69,000 shares of Class B Common Stock underlying currently exercisable stock options (together, the “Lauder Shares”) beneficially owned by Mr. Lauder as disclosed by Mr. Lauder in the Schedule 13D/A filed with the SEC by him on March 11, 2011 and by the Issuer in its Preliminary Proxy Statement on Schedule 14A filed with the SEC on April 30, 2012 representing approximately 4.8% of the outstanding shares of CME Common Stock, based on calculations made in accordance with Rule 13d-3(d) of the Act, as amended.  The percentages of beneficial ownership have been determined based on the 56,892,114 shares of Class A Common Stock and 7,516,936 shares of Class B Common Stock outstanding as of April 27, 2012, each as reported in the Issuer’s Registration Statement on Form S-3 filed with the SEC on April 30, 2012.

Shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-to-one basis at any time at the option of the holder thereof without any additional consideration.  Assuming conversion of all of the shares of Class B Common Stock that are or may be deemed to be beneficially owned by the Reporting Persons, the Reporting Persons may be deemed to beneficially own 25,238,300 shares of Class A Common Stock, which would represent 39.1% of the number of shares of CME Common Stock outstanding.

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer.  Pursuant to the Amendment to the Investor Rights Agreement (defined below), TW Holdings B.V. and Mr. Lauder have agreed to convert all shares of the Class B Common Stock held by Mr. Lauder and Time Warner and their respective affiliates into Class A Common Stock at the time of the issuance of the 2012 Subscription Shares.

Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any other person named in Annexes A, B or C, beneficially owns any shares of CME Common Stock other than as set forth herein.

(b)  As of the close of business on April 30, 2012, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to 25,238,300 shares of Class A Common Stock.  Pursuant to the terms of the Voting Deed (as defined in the Schedule 13D) and subject to the conditions contained therein, TW Holdings B.V. has irrevocably granted RSL Savannah LLC (a company wholly owned by Mr. Lauder) the right to vote any equity securities of the Issuer owned by TW Holdings B.V. and its permitted transferees during the term of the Voting Deed, with the power to appoint a corporate representative or proxies of such shareholders in all matters (subject to certain exceptions described below in Item 6 of the Schedule 13D) with respect to the voting of the equity securities of the Issuer held by such shareholders.  Pursuant to the terms of the Investor Rights Agreement (as defined in the Schedule 13D), Mr. Lauder and certain of his affiliates have agreed to use their best efforts to vote all equity securities beneficially owned by Mr. Lauder in favor of up to two designees of TW Holdings B.V. to the Issuer's board of directors, subject to certain limitations and to not vote in favor of certain matters with respect to the capitalization of the Issuer, each as described in Item 6 of the Schedule 13D.  Pursuant to the terms of the Investor Rights Agreement, direct and indirect transfers of the shares of equity securities of the Issuer held by the Reporting Person to unaffiliated third parties are subject to certain restrictions, including consent rights, rights of first offer and tag-along rights, as described in Item 6 of the Schedule 13D.  Each of the Reporting Persons disclaims beneficial ownership of the Lauder Shares.

The descriptions of the Voting Deed and the Investor Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Investor Rights Agreement and the Voting Deed, which were filed as Exhibits 99.10 and 99.11 to the Schedule 13D, respectively, and are incorporated by reference into this Item 5.

(c)  Except as described in Item 3 of the Schedule 13D, no transactions in the securities of the Issuer were effected by the Reporting Persons or, to their knowledge, any other person named in Annexes A, B and C during the past 60 days.

(d)  Except for the Reporting Persons, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Issuer beneficially owned by the Reporting Persons.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by inserting the following paragraph at the end thereof and to include the descriptions of the 2012 Subscription Agreement, TW Credit Facility and the Letter Agreement in Item 3 of this Amendment No. 4.

On the 2012 Signing Date, TW Holdings B.V., RSL Savannah LLC, Mr. Lauder, RSL Investments Corporation, RSL Capital LLC and the Issuer, entered into an amendment (“Amendment to the Investor Rights Agreement”) to the Investor Rights Agreement (as defined in the Schedule 13D) pursuant to which, among other things, (i) TW Holdings B.V. and Mr. Lauder have agreed to convert all of their respective shares of Class B Common Stock into Class A Common Stock concurrently with the closing of the sale of the 2012 Subscription Shares and (ii) the Issuer has agreed that following the closing of the sale of the 2012 Subscription Shares it will not, without the consent of TW Holdings B.V. and RSL Savannah LLC, issue  any equity securities other than (a) Class A Common Stock, (b) restricted stock units, options, warrants and other similar securities exercisable for or convertible into Class A Common Stock which are issued to employees, officers, directors and consultants of the Issuer pursuant to plans maintained by the Issuer and (c) to TW Holdings B.V. pursuant to the 2012 Subscription Agreement.

The foregoing description of the Amendment to the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Amendment to the Investor Rights Agreement, which is attached hereto as Exhibit 99.18 and is incorporated by reference into this Item 6.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Description
99.15
Subscription and Equity Commitment Agreement, by and between Central European Media Enterprises Ltd. and Time Warner Media Holdings B.V., dated as of April 30, 2012 (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Central European Media Enterprises Ltd. on April 30, 2012)

99.16
Letter Agreement among Time Warner Media Holdings B.V., Central European Media Enterprises Ltd., Ronald S. Lauder, RSL Savannah LLC, RSL Investments Corporation and RSL Capital LLC, dated April 30, 2012 (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Central European Media Enterprises Ltd. on April 30, 2012)

99.17
Term Loan Facilities Credit Agreement, by and among Central European Media Enterprises Ltd., as borrower, the lenders party thereto from time to time, and Time Warner Inc., as administrative agent, dated as of April 30, 2012 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Central European Media Enterprises Ltd. on April 30, 2012)

99.18
First Amendment to Investor Rights Agreement, by and among Central European Media Enterprises Ltd., Ronald S. Lauder, RSL Savannah LLC, RSL Investments Corporation, RSL Capital LLC and Time Warner Media Holdings B.V., dated as of April 30, 2012 (incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Central European Media Enterprises Ltd. on April 30, 2012)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2012

TIME WARNER INC.

By:	/s/ Olaf Olafsson
Name:	Olaf Olafsson
Title:	Executive Vice President

TW MEDIA HOLDINGS LLC

By:	/s/ Olaf Olafsson
Name:	Olaf Olafsson
Title:	President

TIME WARNER MEDIA HOLDINGS B.V.

By:	/s/ Michael Del Nin
Name:	Michael Del Nin
Title:	Director

ANNEX A

The name, business address and present principal occupation or employment of each of the directors and executive officers of Time Warner Inc. are as set forth below.  Except as indicated below, the business address for each executive officer and director is c/o Time Warner Inc., One Time Warner Center, New York, New York 10019.  Except as indicated below, each person is a citizen of the United States of America.

Executive Officers of Time Warner Inc.

Name	Principal Occupation

Jeffrey L. Bewkes	Chairman of the Board and Chief Executive Officer
Paul T. Cappuccio	Executive Vice President and General Counsel
Gary L. Ginsberg	Executive Vice President, Corporate Marketing and Communications
John K. Martin, Jr	Chief Financial and Administrative Officer
Carol A. Melton	Executive Vice President, Global Public Policy
Olaf Olafsson	Executive Vice President, International and Corporate Strategy

Directors of Time Warner Inc.

Name	Principal Occupation	Business Address
James L. Barksdale	Chairman and President, Barksdale Management Corporation (private investment management)	Barksdale Management Corporation 800 Woodland Parkway, Suite 118, Ridgeland, MS 39157
William P. Barr	Former Attorney General of the United States	N/A
Jeffrey L. Bewkes	Chairman of the Board and Chief Executive Officer, Time Warner Inc. (media entertainment)	N/A
Stephen F. Bollenbach	Former Co-Chairman and Chief Executive Officer of Hilton Hotels Corporation (hospitality)	Hilton Hotels Corporation 9350 Civic Center Drive Beverly Hills, CA 90210
Frank J. Caufield	Co-Founder Kleiner Perkins Caufield & Byers (venture capital firm)	Kleiner Perkins Caufield & Byers 4 Embarcadero Center Suite 1400 San Francisco, CA 94111
Robert C. Clark	Distinguished Service Professor, Harvard University (higher education)	Harvard Law School Hauser 404 1575 Massachusetts Avenue, Cambridge, MA 02138
Mathias Döpfner**	Chairman and Chief Executive Officer, Axel Springer AG (integrated multimedia company)	Axel Springer AG Axel-Springer-Strasse 65 10888 Berlin
Jessica P. Einhorn	Dean, Paul H. Nitze School of Advanced International Studies (SAIS), The Johns Hopkins University (higher education)	Paul H. Nitze School of Advanced International Studies (SAIS), The Johns Hopkins University 1740 Massachusetts Avenue, N.W., Washington, DC 20036
Fred Hassan	Partner, Warburg Pincus (private investment firm)	Royal Palm Place 101 Plaza Real South, Suite 203-S Boca Raton, FL 33432
Michael A. Miles	Special Limited Partner, Forstmann Little & Company (private investment firm)	Forstmann Little & Company 767 Fifth Avenue New York, NY 10153
Kenneth J. Novack	Former Partner, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, PC (law firm)	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, PC One Financial Center Boston, MA 02111
Paul D. Wachter	Founder and Chief Executive Officer, Main Street Advisors, Inc. (private investment and financial advisory firm)	3110 Main Street Suite 300 Santa Monica, CA 90405
Deborah C. Wright	Chairman, President and Chief Executive Officer Carver Bancorp, Inc. and Carver Federal Savings Bank (banking)	Carver Bancorp, Inc. 75 West 125th Street New York, New York 10027

*   Citizen of the Republic of Iceland
** Citizen of the Federal Republic of Germany

ANNEX B

The name and present principal occupation or employment of each of the executive officers of TW Media Holdings LLC are as set forth below.  The business address for each executive officer is c/o Time Warner Inc., One Time Warner Center, New York, New York 10019.  Except as indicated below, each person is a citizen of the United States of America.  TW Media Holdings LLC does not have any directors.

Executive Officers of TW Media Holdings LLC

Name	Principal Occupation

Olaf Olafsson*	President
John K. Martin, Jr	Executive Vice President, Chief Financial and Administrative Officer

*   Citizen of the Republic of Iceland

ANNEX C

The name, business address and present principal occupation or employment of each of the directors of Time Warner Media Holdings B.V. are as set forth below.  Except as indicated below, the business address for each director is c/o Time Warner Inc., One Time Warner Center, New York, New York 10019.  Except as indicated below, each person is a citizen of the United States of America.  Time Warner Media Holdings B.V. does not have any executive officers.

Directors of Time Warner Media Holdings B.V.

Name	Principal Occupation

Ron Duyn	Director, GFT Integration, Warner Bros. Entertainment Nederland B.V., Naritaweg 237, 1043CB Amsterdam, The Netherlands
Michael Del Nin	Senior Vice President, Strategy, Time Warner Inc.
Stephen N. Kapner	Vice President and Assistant Treasurer, Time Warner Inc.

*    Citizen of The Netherlands
**  Citizen of Australia